Exhibit 99.1

GERDAU S.A. and subsidiaries Quarterly Results – 1Q13	May 7, 2013

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. With over 45,000 employees, it has industrial operations in 14 countries - in the Americas, Europe and Asia - which together represent an installed capacity of over 25 million metric tons of steel per year. It is the largest recycler in Latin America and around the world it transforms, each year, millions of metric tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 130,000 shareholders, the Company is listed on the stock exchanges of São Paulo, New York and Madrid.

Highlights in the First Quarter of 2013

Key Information	1st Quarter 2013		1st Quarter 2012		Variation 1Q13/1Q12	4th Quarter 2012		Variation 1Q13/4Q12
Production of Crude Steel (1,000 t)	4,410		4,940		-11%	4,186		5%
Shipments (1,000 t)	4,555		4,725		-4%	4,317		6%
Net Sales (R$ million)	9,166		9,199		0%	8,988		2%
EBITDA (R$ million)	805		1,008		-20%	891		-10%
Net Income (R$ million)	160		397		-60%	143		12%
Gross margin	10%		12%			11%
EBITDA Margin	9%		11%			10%
Shareholders’ equity (R$ million)	28,475		26,742			28,798
Total Assets (R$ million)	51,807		49,628			53,093
Gross debt / Total capitalization (1)	34%		33%			34%
Net debt / Total capitalization (2)	32%		27%			30%
Gross debt / EBITDA (3)	3,8	x	3,0	x		3,5	x
Net debt / EBITDA (3)	3,3	x	2,2	x		2,9	x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in the last 12 months

World Steel Market

Crude Steel Industry Production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(Million tons)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Brazil	8.3	8.7	-5%	8.6	-3%
North America (except Mexico)	24.8	26.8	-7%	24.0	3%
Latin America (except Brazil)	6.4	7.8	-18%	7.7	-17%
China	191.9	175.9	9%	174.2	10%
Others	157.3	160.9	-2%	152.7	3%
Total(1)	388.7	380.1	2%	367.2	6%

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

•      In 1Q13, world steel production grew in relation to 1Q12 (see table above), led by China, which recorded the highest growth in crude steel production in the comparison period. The regions where Gerdau operates presented reduction in production for different reasons: (i) in North America, the demand was reduced by more severe winter in relation to 1Q12; (ii) in Latin America, even with the growth of demand, it was observed that increasing imports to meet the market; and (iii) in Brazil, maintenance stoppages with intensity above normal impacted the production. China remained an important player in the international market, accounting for 49% of world steel production. Average capacity utilization in the world steel industry stood at 79% in March, 2013.

•      On April 11th, 2013, World Steel Association released its latest Short Range Outlook containing growth forecasts for global apparent steel consumption in 2013 and 2014 of 2.9% and 3.2%, respectively. In early 2013, the main risks to the global economy - crisis in the eurozone, the sharp slowdown in China’s economy and the uncertainty regarding fiscal policy in the United States - stabilized considerably, with expectations now pointing to a recovery in global steel demand starting in the second half of the 2013, led by emerging markets. For 2013, worldsteel estimates growth in apparent steel consumption in developing economies of 3.9%, while developed economies should grow by 0.4%. Specifically, the NAFTA region is expected to register growth of 2.9% in apparent steel consumption in 2013.

Gerdau’s performance in the first quarter of 2013

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) – includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America (North America BO) – includes all North American operations, except Mexico and special steel;

•      Latin America (Latin America BO) – includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel (Special Steel BO) – includes the special steel operations in Brazil, Spain, United States and India.

Crude steel production

Crude steel production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tons)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Brazil	1,708	1,751	-2%	1,702	0%
North America	1,474	1,899	-22%	1,425	3%
Latin America	426	470	-9%	408	4%
Special Steel	802	820	-2%	651	23%
Total	4,410	4,940	-11%	4,186	5%

•      On a consolidated basis, the reduction in crude steel production in 1Q13 compared to 1Q12 reflects the adaptations to the level of demand in each region where Gerdau has operations. Specifically in the North America BO, production was reduced to adapt to the level of inventories and the weaker demand caused by the more severe winter in 1Q13 compared to 1Q12. Compared to 4Q12, the highlight was the Special Steel BO, which registered recoveries in production in all countries where Gerdau has operations.

Crude Steel Production

(in thousands of tonnes)

Shipments

Consolidated Shipments	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tons)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Brazil (1)	1,808	1,778	2%	1,814	0%
Domestic Market	1,417	1,269	12%	1,294	10%
Exports	391	509	-23%	520	-25%
North America	1,516	1,752	-13%	1,359	12%
Latin America	646	671	-4%	647	0%
Special Steel	667	698	-4%	603	11%
Eliminations and Adjustments	(82)	(174)		(106)
Total	4,555	4,725	-4%	4,317	6%

(1) - Does not consider coking coal and coke shipments.

•      Consolidated shipments in 1Q13 compared to 1Q12 registered reductions of varying amounts in each Business Operation, with the exception of the Brazil BO, which registered a meaningful growth in domestic market. In the North America BO, the reduction in shipments reflected the more severe winter in 1Q13 compared to 1Q12, the installation of new management software and an increase in imports in the period. In the Special Steel BO, the reduction in shipments occurred mainly at the units in Spain and in the United States. In the Latin America BO, the reduction in shipments was mainly due to the operations in Colombia and Chile, which registered higher imports in the comparison period. In the Brazil BO, shipments grew, driven by the better performance of the domestic market, led by higher shipments of semi-finished products, which traditionally are exported. This redirecting combined with the less favorable environment in international markets, resulted in a reduction of exports.

•      Compared to 4Q12, consolidated shipments registered growth driven by stronger demand in the North America and Special Steel BOs. In the Special Steel BO in particular, in addition to the stronger demand in Brazil and the United States, the first three months of 2013 also benefitted from the restocking trend in the markets served by the operation in Spain.

Consolidated Shipments

(breakdown by BO)

Net sales

Net Sales	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Brazil	3,458	3,220	7%	3,589	-4%
Domestic Market	3,082	2,700	14%	2,975	4%
Exports (1)	376	520	-28%	614	-39%
North America	2,925	3,141	-7%	2,709	8%
Latin America	1,144	1,149	0%	1,219	-6%
Special Steel	1,813	1,855	-2%	1,713	6%
Eliminations and Adjustments	(174)	(166)		(242)
Total	9,166	9,199	0%	8,988	2%

(1) - Includes coking coal and coke net sales.

•      In 1Q13, consolidated net sales were flat compared to 1Q12, since the reduction in shipments was fully offset by the higher net sales per tonne shipped. At the Brazil BO, the higher net sales reflected the increases in net sales per tonne shipped and in shipments to the domestic market, which more than offset the reductions in exports in both shipments and net sales per tonne shipped. In the North America and Special Steel BOs, the lower net sales were due to the reduction in shipments, which was partially offset by the increase in net sales per tonne shipped.

•      Compared to 4Q12, consolidated net sales grew driven by higher shipments, despite the reduction in net sales per tonne shipped at all operations.

Cost of Goods Sold and Gross Margin

		1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Cost of Goods Sold and Gross Margin		2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Brazil	Net sales (R$ million)	3,458	3,220	7%	3,589	-4%
	Cost of goods sold (R$ million)	(2,928)	(2,793)	5%	(2,872)	2%
	Gross profit (R$ million)	530	427	24%	717	-26%
	Gross margin (%)	15%	13%		20%
North America	Net sales (R$ million)	2,925	3,141	-7%	2,709	8%
	Cost of goods sold (R$ million)	(2,754)	(2,806)	-2%	(2,621)	5%
	Gross profit (R$ million)	171	335	-49%	88	94%
	Gross margin (%)	6%	11%		3%
Latin America	Net sales (R$ million)	1,144	1,149	0%	1,219	-6%
	Cost of goods sold (R$ million)	(1,049)	(1,035)	1%	(1,175)	-11%
	Gross profit (R$ million)	95	114	-17%	44	116%
	Gross margin (%)	8%	10%		4%
Special Steel	Net sales (R$ million)	1,813	1,855	-2%	1,713	6%
	Cost of goods sold (R$ million)	(1,695)	(1,617)	5%	(1,528)	11%
	Gross profit (R$ million)	118	238	-50%	185	-36%
	Gross margin (%)	7%	13%		11%
Eliminations and Adjustments	Net sales (R$ million)	(174)	(166)		(242)
	Cost of goods sold (R$ million)	169	159		227
	Gross profit (R$ million)	(5)	(7)		(15)
Consolidated	Net sales (R$ million)	9,166	9,199	0%	8,988	2%
	Cost of goods sold (R$ million)	(8,257)	(8,092)	2%	(7,969)	4%
	Gross profit (R$ million)	909	1,107	-18%	1,019	-11%
	Gross margin (%)	10%	12%		11%

•      In 1Q13 compared to 1Q12, on a consolidated basis, the increase in selling costs was mainly due to the reduction in shipments and the subsequent lower dilution of fixed costs. The reduction in shipments led to a decrease in consolidated gross margin. In the Brazil BO, the increases in both net sales per tonne shipped and shipments supported gross margin expansion, despite the higher costs in the period due to maintenance stoppages. In the North America and Latin America BOs, the reduction in shipments and resulting lower dilution of fixed costs led to gross margin compression. In the Special Steel BO, the gross margin compression was due to the reduction in shipments and subsequent lower dilution of fixed costs, as well as, with the consolidation of India.

•      On a consolidated basis, gross margin decreased slightly in 1Q13 compared to 4Q12, reflecting the lower gross margin in the Brazil BO. The operation was impacted by maintenance stoppages and a less favorable product mix in the domestic market. In the Special Steel BO, the higher fixed costs in India and the less favorable geographic mix (higher share of Spain in total sales) adversely affected gross margin, despite the improvement in shipments at the business operation. In the North America BO, higher shipments supported gross margin expansion, with signs of demand recovering from 4Q12, a period that was affected by uncertainty over fiscal policy in the United States. In the Latin America BO, lower costs supported gross margin expansion, since 4Q12 was affected, mainly, by the write down of certain input prices.

Selling, general and administrative expenses

SG&A	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Selling expenses	151	132	14%	156	-3%
General and administrative expenses	483	467	3%	450	7%
Total	634	599	6%	606	5%
Net Sales	9,166	9,199	0%	8,988	2%
% of net sales	7%	7%		7%

•      Selling, general and administrative expenses as a ratio of net sales remained flat in 1Q13 compared to the same period last year. The same trend was observed in 4Q12.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 269,000 tonnes in 1Q13, based on their respective equity interests, for net sales of R$ 430 million.

•      Based on the performance of jointly controlled entities and associate companies, equity income was positive R$ 17 million in 1Q13, compared to positive R$ 31 million in 1Q12 and negative R$ 6 million in 4Q12. Note that as of 3Q12, the India operation is no longer recorded using the equity accounting method, having been fully consolidated.

EBITDA

Breakdown of Consolidated EBITDA (1)	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Net income	160	397	-60%	143	12%
Net financial result	192	97	98%	222	-14%
Provision for income and social contribution taxes	(11)	76	—	60	—
Depreciation and amortization	464	438	6%	466	0%
EBITDA	805	1,008	-20%	891	-10%
EBITDA Margin	9%	11%		10%

(1)         Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	1st Quarter	1st Quarter	4th Quarter
(R$ million)	2013	2012	2012
EBITDA (1)	805	1,008	891
Depreciation and amortization	(464)	(438)	(466)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	341	570	425

(1)         Non-accounting measurement adopted by the Company.

(2)         Accounting measurement disclosed in consolidated Statements of Income.

EBITDA (breakdown by BO)	EBITDA Margin

		1st Quarter	1st Quarter	Variation	4th Quarter	Variation
EBITDA by Business Operation		2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Brazil	EBITDA (R$million)	509	411	24%	703	-28%
	EBITDA margin (%)	15%	13%		20%
North America	EBITDA (R$million)	148	330	-55%	59	151%
	EBITDA margin (%)	5%	11%		2%
Latin America	EBITDA (R$million)	53	92	-42%	21	152%
	EBITDA margin (%)	5%	8%		2%
Special Steel	EBITDA (R$million)	155	260	-40%	218	-29%
	EBITDA margin (%)	9%	14%		13%
Eliminations and Adjustments	EBITDA (R$million)	(60)	(85)		(110)
Consolidated	EBITDA (R$million)	805	1,008	-20%	891	-10%
	EBITDA margin (%)	9%	11%		10%

•      Consolidated EBITDA and EBITDA margin decreased in 1Q13 compared to 1Q12 due to the reduction in consolidated gross profit. The North America and Latin America BOs, which accounted for 17% and 6% of EBITDA, respectively, registered contraction in EBITDA Margin due to the lower dilution of fixed costs. In the Special Steel BO, which accounted for 18% of EBITDA in 1Q13, EBITDA margin contracted due to the reduction in shipments and subsequent lower dilution of fixed costs, as well as, with the consolidation of India. In the Brazil BO, which accounted for 59% of EBITDA, the increases in both net sales per tonne and shipments supported increases in both EBITDA and EBITDA margin, despite the increase in costs between the comparison periods.

•      In 1Q13 compared to 4Q12, consolidated EBITDA and EBITDA margin decreased due to the weaker operating performance at the Brazil and Special Steel BOs, as explained in the section “Cost of goods sold and gross margin”. In the other business operations, EBITDA and EBITDA margin improved.

Financial result

Financial Result	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Financial income	44	81	-46%	69	-36%
Financial expenses	(251)	(223)	13%	(272)	-8%
Exchange variation, net	21	56	-63%	(14)	—
Exchange variation on net investment hedge	24	—	—	(11)	—
Exchange variation - other lines	(3)	56	—	(3)	0%
Losses on financial instruments, net	(6)	(11)	-45%	(5)	20%
Financial Result	(192)	(97)	98%	(222)	-14%

•      In accordance with IFRS, until 1Q12, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this debt were fully recognized in shareholders’ equity, while the tax effects (income tax and social contribution) were recognized in income. As of 2Q12, to neutralize the volatility in net income, given that income tax is levied on the total exchange variation of the debt as from Brazil, the Company opted to change the amount of this debt designated as hedge. Therefore, the exchange variation on the portion of US$2.4 billion continues to be recognized in shareholders’ equity, while the exchange variation on the portion of US$0.8 billion is now recognized in income.

•      In 1Q13 compared to 1Q12, the higher negative financial result was mainly due to the decrease in financial income, which in the previous period benefitted from the higher cash position resulting from the public share offering, and to the increase in financial expenses resulting from the higher gross debt. Compared to 4Q12, the lower negative financial result was mainly due to the exchange variation gain on net investment hedge in 1Q13, compared to the negative variation in 4Q12.

Net income

Net Income	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2013	2012	1Q13/1Q12	2012	1Q13/4Q12
Income before taxes (1)	149	473	-68%	203	-27%
Income and social contribution taxes (IR/CS)	11	(76)	—	(60)	—
IR/CS on net investment hedge	(24)	(43)	-44%	11	—
IR/CS - other lines	35	(33)	—	(71)	—
Consolidated Net Income (1)	160	397	-60%	143	12%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 1Q13 decreased in relation to 1Q12, reflecting the reduction in operating income and financial result in the period.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 1Q13, the early payment of the minimum mandatory dividend for fiscal year 2013, as shown below:

•          Payment date: May 29, 2013

•          Record date: May 17, 2013

•          Ex-dividend date: May 20, 2013

•          Metalúrgica Gerdau S.A.

•          R$ 8 million (R$ 0.02 per share)

•          Gerdau S.A.

•          R$ 34 million (R$ 0.02 per share)

Investments

•      In 1Q13, investments in fixed assets totaled R$ 571 million, in line with the schedule for 2013. Of the total invested in the quarter, 65% was allocated to units in Brazil and the remaining 35% to units in other countries.

•      For the 2013-2017 period, the investment plan calls for total investment of approximately R$ 8.5 billion.

Cash conversion cycle and working capital

•      In March 2013, working capital increased by 3% from December 2012, while net sales increased by 2%. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased by 1 day in relation to December 2012.

Financial Liabilities

Gross Debt

(R$ billion)

•      On March 31, 2013, the composition of gross debt (loans, financing and debentures) was 18% in Brazilian real, 47% in foreign currency contracted by companies in Brazil and 35% in a variety of currencies contracted by subsidiaries abroad. Of this total, 22% was short-term and 78% was long-term debt.

•      The decrease in cash (cash, cash equivalents and financial investments) between December 2012 and March 2013 was mostly due to the debt payments, higher working capital needs and investments made along 1Q13. On March 31, 2013, 39% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The 8% increase in net debt (gross debt less cash) on March 31, 2013 compared to December 31, 2012, is a consequence from the exercise of a put option to buy the remaining 40% stake in Sidenor (Spain) and the increase of working capital required in the period.

Indebtedness
(R$ million)	03.31.2013	12.31.2012	03.31.2012
Short Term	3,333	2,583	1,928
Local Currency (Brazil)	552	652	808
Foreign Currency (Brazil)	774	469	280
Companies abroad	2,007	1,462	840
Long Term	11,610	12,086	11,533
Local Currency (Brazil)	2,123	2,240	2,309
Foreign Currency (Brazil)	6,261	6,422	6,242
Companies abroad	3,226	3,424	2,982
Gross Debt	14,943	14,669	13,461
Cash, cash equivalents and short-term investments	1,832	2,497	3,435
Net Debt	13,111	12,172	10,026

•      On March 31, 2013, the nominal weighted average cost of gross debt was 5.9%, with 7.4% for the portion denominated in Brazilian real, 5.5% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 5.8% for the portion contracted by subsidiaries abroad.

•      On March 31, 2013, the gross debt payment schedule was as follows:

Short Term	R$ million
2nd quarter of 2013	2,217
3rd quarter of 2013	307
4th quarter of 2013	323
1st quarter of 2014	486
Total	3,333

Long Term	R$ million
2014	909
2015	747
2016	543
2017 and after	9,411
Total	11,610

•      The Company’s main debt indicators are shown below:

Indicators	03.31.2013		12.31.2012		03.31.2012
Gross debt / Total capitalization (1)	34%		34%		33%
Net debt / Total capitalization (2)	32%		30%		27%
Gross debt / EBITDA (3)	3.8	x	3.5	x	3.0	x
Net debt / EBITDA (3)	3.3	x	2.9	x	2.2	x
EBITDA (3) / Financial expenses (3)	3.6	x	3.9	x	4.3	x
EBITDA (3) / Net financial expenses (3)	4.9	x	5.6	x	7.7	x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

•      Note that on April 8, 2013, Gerdau issued 10-year bonds with the objective of lengthening its average debt payment term. The issue amounted to US$ 750 million and the bonds were placed with a coupon of 4.75% per annum. The geographic distribution of the offering was as follows: 49% United States, 35% Europe, 15% Latin America and 1% Asia.

Corporate governance

Repurchase of shares

•      With the objective of meeting the needs of the of the Long-Term Incentive Program, on February 19, 2013, Gerdau S.A. approved a program to repurchase up to 4.1 million preferred shares or American Depositary Receipts (ADRs), representing in aggregate approximately 0.47% of the shares comprising the free-float on January 31, 2013. The maximum period for acquiring the shares is 365 days as from February 19, 2013.

Annual Report

•      The Gerdau Annual Report for fiscal year 2012 is already available on the website www.gerdau.com/ri. With the theme “Building opportunities,” the publication details how Gerdau meets the challenges of the present with an eye on the future, which is why it is always pursuing new business opportunities that can generate higher profitability and ensure its sustainable development. Based on relationships of respect, integrity, transparency and the constant pursuit of mutual gains, Gerdau contributes to the development of its clients, suppliers, employees and surrounding communities, while creating value for its shareholders.

Annual and Extraordinary Shareholders Meeting of Gerdau and Metalúrgica Gerdau

•      The companies Gerdau S.A. and Metalúrgica Gerdau S.A. held Annual Shareholders Meetings on April 19 and 26, 2013, respectively. At Gerdau S.A., shareholders reelected the nine members of the Board of Directors. For the Board of Auditors, three members were elected, two members appointed by the controlling shareholders and one elected by the non-controlling shareholders. At Metalúrgica Gerdau S.A., 11 members of Board of Directors were reelected, two of whom were appointed by the non-controlling shareholders. For the Board of Auditors, five members were elected, three members appointed by the controlling shareholders and two appointed by the non-controlling shareholders. More information is available on the website of the Company: www.gerdau.com/ri.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	March 31, 2013	December 31, 2012
CURRENT ASSETS
Cash and cash equivalents	1,059,416	1,437,235
Short-term investments
Held for Trading	772,299	1,059,605
Trade accounts receivable - net	4,450,428	3,695,381
Inventories	8,536,526	9,021,542
Tax credits	573,268	601,148
Income and social contribution taxes recoverable	274,530	335,600
Unrealized gains on financial instruments	3,044	—
Other current assets	239,984	259,886
	15,909,495	16,410,397

NON-CURRENT ASSETS
Tax credits	120,658	119,582
Deferred income taxes	1,727,975	2,210,300
Related parties	156,071	132,478
Judicial deposits	968,141	922,578
Other non-current assets	230,653	231,130
Prepaid pension cost	547,534	553,095
Investments in associates and jointly-controlled entities	1,344,412	1,425,605
Goodwill	9,838,070	10,033,396
Other Intangibles	1,341,130	1,364,416
Property, plant and equipment, net	19,622,841	19,690,181
	35,897,485	36,682,761

TOTAL ASSETS	51,806,980	53,093,158

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

(Unaudited)

	March 31, 2013	December 31, 2012
CURRENT LIABILITIES
Trade accounts payable	3,020,181	3,059,684
Short-term debt	3,180,086	2,324,374
Debentures	152,606	257,979
Taxes payable	511,400	440,754
Income and social contribution taxes payable	143,803	87,944
Payroll and related liabilities	460,666	558,634
Dividends payable	—	47,379
Employee benefits	51,578	53,930
Environmental liabilities	14,975	24,536
Unrealized losses on financial instruments	—	1,535
Put options on non-controlling interests	—	607,760
Other current liabilities	347,735	358,673
	7,883,030	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	11,304,239	11,725,868
Debentures	305,834	360,334
Related parties	11	15
Deferred income taxes	1,241,535	1,795,963
Unrealized losses on financial instruments	6,459	6,664
Provision for tax, civil and labor liabilities	1,138,702	1,081,381
Environmental liabilities	49,558	42,395
Employee benefits	1,147,708	1,187,621
Other non-current liabilities	254,653	271,818
	15,448,699	16,472,059

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(287,492)	(290,240)
Capital reserves	11,597	11,597
Retained earnings	9,325,974	9,180,210
Operations with non-controlling interests	(1,737,368)	(1,728,627)
Other reserves	454,903	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	27,016,795	27,245,604

NON-CONTROLLING INTERESTS	1,458,456	1,552,313

EQUITY	28,475,251	28,797,917

TOTAL LIABILITIES AND EQUITY	51,806,980	53,093,158

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended
(Unaudited)	March 31, 2013	March 31, 2012

NET SALES	9,165,558	9,199,442

Cost of sales	(8,257,339)	(8,092,895)

GROSS PROFIT	908,219	1,106,547

Selling expenses	(151,230)	(131,553)
General and administrative expenses	(483,311)	(467,232)
Other operating income	61,782	41,532
Other operating expenses	(11,094)	(9,930)
Equity in earnings of unconsolidated companies	16,671	30,885

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	341,037	570,249

Financial income	43,590	81,451
Financial expenses	(251,070)	(223,347)
Exchange variations, net	21,414	55,840
Gain and losses on financial instruments, net	(6,134)	(11,284)

INCOME BEFORE TAXES	148,837	472,909

Income and social contribution taxes
Current	(73,594)	(126,731)
Deferred	84,292	50,438

NET INCOME	159,535	396,616

ATTRIBUTABLE TO:
Owners of the parent	148,192	369,589
Non-controlling interests	11,343	27,027
	159,535	396,616

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended
(Unaudited)	March 31, 2013	March 31, 2012

Cash flows from operating activities
Net income for the period	159,535	396,616
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	464,120	437,946
Equity in earnings of unconsolidated companies	(16,671)	(30,885)
Exchange variation, net	(21,414)	(55,840)
Losses on financial instruments, net	6,134	11,284
Post-employment benefits	30,601	37,911
Stock based remuneration	5,069	13,687
Income tax	(10,698)	76,293
(Gains) Losses on disposal of property, plant and equipment and investments, net	(37,718)	44
Allowance for doubtful accounts	8,793	9,667
Provision for tax, labor and civil claims	57,982	52,656
Interest income on investments	(13,394)	(63,105)
Interest expense on loans	202,030	188,356
Interest on loans with related parties	(1,352)	(983)
Provision for net realizable value adjustment in inventory	36,207	38,764
Release of allowance for inventory against cost upon sale of the inventory	(45,661)	(9,917)
	823,563	1,102,494
Changes in assets and liabilities
Increase in trade accounts receivable	(811,737)	(429,025)
Decrease (Increase) in inventories	297,673	(413,105)
Increase in trade accounts payable	44,533	49,076
Decrease (Increase) in other receivables	87,822	(65,007)
Decrease in other payables	(68,170)	(292,638)
Dividends from jointly-controlled entities	822	9,290
Purchases of trading securities	(164,534)	(442,335)
Proceeds from maturities and sales of trading securities	467,542	1,530,985
Cash provided by operating activities	677,514	1,049,735

Interest paid on loans and financing	(190,339)	(187,220)
Income and social contribution taxes paid	(21,200)	(47,146)
Net cash provided by operating activities	465,975	815,369

Cash flows from investing activities
Additions to property, plant and equipment	(571,490)	(691,254)
Proceeds from sales of property, plant and equipment, investments and other intangibles	117,349	279
Additions to other intangibles	(27,311)	(45,797)
Advance for capital increase in jointly-controlled entity	—	(92,249)
Payment for business acquisitions, net of cash of acquired entities	(27,238)	—
Net cash used in investing activities	(508,690)	(829,021)

Cash flows from financing activities
Reduction of capital by non-controlling interests in subsidiaries	(59,385)	(28,836)
Purchase of treasury shares	—	(45,632)
Proceeds from exercise of shares	2,748	950
Dividends and interest on capital paid	(36,422)	(150,837)
Proceeds from loans and financing	1,271,092	307,543
Repayment of loans and financing	(841,896)	(210,143)
Intercompany loans, net	(22,223)	37,668
Increase in controlling interest in subsidiaries	(33,090)	—
Put-Options on non-controlling interest	(599,195)	—
Net cash used in financing activities	(318,371)	(89,287)

Exchange variation on cash and cash equivalents	(16,733)	(14,913)

Decrease in cash and cash equivalents	(377,819)	(117,852)
Cash and cash equivalents at beginning of period	1,437,235	1,476,599
Cash and cash equivalents at end of period	1,059,416	1,358,747